MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION
REGISTRATION STATEMENT ON FORM SB-2
FILED ON FEBRUARY 1, 2008
FILE NO.  333-149010

1.
In response to the Staff's comment, please note the following calculation for the total dollar value of the securities underlying the 8% Senior Secured Convertible Promissory Note (which has been referred to by the Staff as the “convertible debenture”) (the “Convertible Note”) registered:

Date of sale	# of shares underlying convertible note	Market price per share	Total Market Price

2/1/2007	3,000,000	$1.00	$3,000,000
11/9/2007	7,714,285	$0.94	$7,251,428

Total dollar value of securities underlying convertible note	$10,251,428

2.	In response to the Staff's comment, please see our response on “Table #2”.

3.	In response to the Staff's comment, please see our response on “Table #3”.

4.
In response to the Staff's comment, we have assumed that the question relates to other securities with possible profits related to conversion discounts that we have registered pursuant to this registration statement.  Other than those included on our response on “Table #4” there are no other securities held by selling shareholders with possible profits related to conversion discounts.

5.	In response to the Staff's comment, please see our response on “Table #5”.

6.	In response to the Staff's comment, please see our response on “Table #6”.

7.
In response to the Staff’s comments, please see our response on “Table #7”.  As noted in the Staff’s comments we have not included any shares underlying any outstanding convertible securities, options or warrants in this response.

8.	In response to the Staff’s comment, please note the following:

The Registrant has the intention of making, and, based upon the quality of its oil and gas reserves and existing assets, has a reasonable basis to believe that it will have the financial ability to make, all payments on the Convertible Note.

Based on information obtained directly from each of the Selling Stockholders, none of the Selling Stockholders has an existing short position in the Company’s common stock.  In addition, pursuant to Section 5 of the Purchase Agreement in both the Convertible Notes in February and November 2007, the Note holders specifically agreed and entered into a covenant that they will not engage in short sales of the Company’s Common Stock while any amount is outstanding under the Convertible Note.

9.
In response to the Staff’s comment, please note that we have disclosed all material agreements as exhibits to the registration statement.  We believe that all relationships and arrangements between the Selling Stockholders and the Registrant have been disclosed in the Prospectus.

10.
In response to the Staff’s comment, the Registrant determined the number of shares it seeks to register in the Registration Statement by adhering to its contractual obligations with the Selling Stockholders as follows.  Pursuant to a:

I.	Subscription Agreement dated November 29, 2006 we were obligated to register 1,500,000 common shares;

II.	Registration Rights Agreement dated February 7, 2007, we were obligated to register 578,758 shares of common stock issued in lieu of cash for quarterly interest payments on a Convertible Note;

III.	Registration Rights Agreement dated November 9, 2007, we were obligated to register 68,155 shares of common stock issued in lieu of cash for quarterly interest payments on a Convertible Note;

IV.
Registration Rights Agreement dated February 7, 2007, we were obligated to register the balance of 3,000,000 shares of common stock underlying the Convertible Note that were not registered in the Initial Registration Statement;

V.	Registration Rights Agreement dated November 9, 2007, we were obligated to register 7,714,285 shares of common stock underlying the Convertible Notes;

VI.	Warrant Agreement dated February 16, 2007 we were obligated to register 964,286 shares of common stock underlying warrants;

VII.	Subscription Agreement dated November 29, 2006 we were obligated to 6,440,000 shares of common stock underlying warrants;

VIII.	Registration Rights Agreement dated November 9, 2007, we were obligated to register 1,928,574 shares of common stock underlying warrants;

IX.	Registration Rights Agreement dated February 7, 2007, we were obligated to register 5,000,000 shares of common stock underlying warrants;

All the agreements with the investors listed above and the obligations to register shares were the result of arms length negotiations between the parties.

11.	In response to the Staff’s comment, please note that we have filed on the proper registration statement form and have complied with the new rules.

12.	In response to the Staff’s comment the calculation of the aggregate market value of common stock held by non-affiliates at March 15, 2007 is as follows:

Common Stock outstanding - 3/15	38,773,495

Less stock held by Mgt	(1,255,925)

# shares o/s not held by mgt	37,517,570
Closing price 3/15/07	$1.45
$54,400,477

13.
In response to the Staff’s comment, please note that our Chief Financial Officer is also our Chief Accounting Officer and has signed this Amendment No. 1 to the Form S-1 Registration Statement (previously filed on February 1, 2008 as an SB-2) in that capacity.

**********

In addition to responding to the Staff’s comments, we have also amended our Form S-1 Registration  to update certain relevant portions of disclosure.

Table #2A - February 2007 Note			Table #2B - November 2007 Note

Dollar amount of each payment in connection with debenture that we have made or may be required to make:			Dollar amount of each payment in connection with debenture that we have made or may be required to make:

Payment Date	Payment Amount ($'s)	Type of Payment	Payment Date	Payment Amount ($'s)	Type of Payment
2/1/2007	$200,000	Fee to placement agent - cash	11/9/2007	$211,500	Fee to placement agent - cash
2/1/2007	$450,000	Fee to placement agent - Convertible	11/9/2007	$250,000	Fee to placement agent - Convertible

4/1/2007	$125,139	Quarterly interest payment (1)
7/1/2007	$212,500	Quarterly interest payment (1)
10/1/2007	$212,500	Quarterly interest payment (1)
1/1/2008	$212,500	Quarterly interest payment (1)	1/1/2008	$97,538	Quarterly interest payment (4)
4/1/2008	$212,500	Quarterly interest payment (1)	4/1/2008	$172,125	Quarterly interest payment (4)
7/1/2008	$212,500	Quarterly interest payment (1)	7/1/2008	$172,125	Quarterly interest payment (4)
10/1/2008	$212,500	Quarterly interest payment (1)	10/1/2008	$172,125	Quarterly interest payment (4)
1/1/2009	$212,500	Quarterly interest payment (1)	1/1/2009	$172,125	Quarterly interest payment (4)
4/1/2009	$212,500	Quarterly interest payment (1)	4/1/2009	$172,125	Quarterly interest payment (4)
7/1/2009	$212,500	Quarterly interest payment (1)	7/1/2009	$172,125	Quarterly interest payment (4)
10/1/2009	$212,500	Quarterly interest payment (1)	10/1/2009	$172,125	Quarterly interest payment (4)
1/1/2010	$212,500	Quarterly interest payment (1)	1/1/2010	$172,125	Quarterly interest payment (4)
2/1/2010	$87,361	Quarterly interest payment (1)	4/1/2010	$172,125	Quarterly interest payment (4)
			7/1/2010	$172,125	Quarterly interest payment (4)
			10/1/2010	$172,125	Quarterly interest payment (4)
			11/9/2010	$74,588	Quarterly interest payment (4)

7/1/2008	$20,000	Liquidated Damage payment (2)	7/1/2008	$25,313	Liquidated Damage payment (5)
8/1/2008	$20,000	Liquidated Damage payment (2)	8/1/2008	$25,313	Liquidated Damage payment (5)
9/1/2008	$40,000	Liquidated Damage payment (2)	9/1/2008	$50,625	Liquidated Damage payment (5)
10/1/2008	$40,000	Liquidated Damage payment (2)	10/1/2008	$50,625	Liquidated Damage payment (5)
11/1/2008	$60,000	Liquidated Damage payment (2)	11/1/2008	$75,938	Liquidated Damage payment (5)
12/1/2008	$60,000	Liquidated Damage payment (2)	12/1/2008	$75,938	Liquidated Damage payment (5)
1/1/2009	$80,000	Liquidated Damage payment (2)	1/1/2009	$71,250	Liquidated Damage payment (5)
2/1/2009	$80,000	Liquidated Damage payment (2)
3/1/2009	$80,000	Liquidated Damage payment (2)
4/1/2009	$20,000	Liquidated Damage payment (2)

5/1/2008	$17,500	Liquidated Damage payment (3)
6/1/2008	$17,500	Liquidated Damage payment (3)
7/1/2008	$35,000	Liquidated Damage payment (3)
8/1/2008	$35,000	Liquidated Damage payment (3)
9/1/2008	$52,500	Liquidated Damage payment (3)
10/1/2008	$52,500	Liquidated Damage payment (3)
11/1/2008	$70,000	Liquidated Damage payment (3)
12/1/2008	$70,000	Liquidated Damage payment (3)
1/1/2009	$70,000	Liquidated Damage payment (3)
2/1/2009	$70,000	Liquidated Damage payment (3)
3/1/2009	$10,000	Liquidated Damage payment (3)

Table #2 - page 1 of 7

(1) The Company has the sole discretion to pay the interest with either cash or common stock. If the Company chooses to pay the interest in cash the interest rate is a fixed 8.0%. If the Company chooses to pay the interest in common stock then the interest rate shall be calculated based on 8.5% fixed interest rate. The number of shares to be issued is based upon the closing market price of the Company’s common stock on the last business day of the quarter. For purposes of this tabular disclosure we have reflected the interest payment as if the Company has paid the interest in common stock. If the Company elects to make the interest payment in cash, the amount of the payment will be $200,000 per quarter.

(2) This liquidated damage payment is based on a hypothetical situation pursuant to the Registration Rights Agreement between RCH Petro Investors, LP and the Company. This scenario of payments assumes the registration statement currently under review does not become effective within a period of 150 days from the date it was filed on 2/1/08. Liquidated damages associated with this scenario is capped at an aggregate amount of $500,000. For more details see Registration Rights Agreement Sections 2.01 – 2.03.

(3) In addition to the liquidated damage payments set forth in footnote (2) above, the Company would be subject to a liquidated damage payment if the registration statement is declared effective and thereafter under certain circumstances ceases to become effective. This scenario of payments assumes that the registration statement that is currently effective ceases being effective starting 5/1/2008 and then the Company allows the registration to cease to be effective for a period of eleven months. Liquidated damages associated with the cessation of effectiveness is capped at $1,000,000; however, in no event shall the liquidated damages associated with footnote (2) and (3) herein exceed $1,000,000. For more details see Registration Rights Agreement Section 2.04.

(4) The Company has the sole discretion to pay the interest with either cash or common stock (given certain circumstances are met if paid in common stock). If the Company chooses to pay the interest in cash the interest rate is a fixed 8.0%. If the Company chooses to pay the interest in common stock then the interest rate shall be calculated based on 8.5% fixed interest rate. The number of shares to be issued is based upon the closing market price of the Company’s common stock on the last business day of the quarter. For purposes of this tabular disclosure we have reflected the interest payment as if the Company has paid the interest in common stock. If the Company elects to make the interest payment in cash, the amount of the payment will be $162,000 per quarter.

(5) The Company is subject to liquidated damage payments if the registration statement currently under review is declared effective and thereafter under certain circumstances ceases to become effective. This scenario of payments assumes that the registration statement that is currently under review becomes effective within 150 days from the filing date of 2/1/2008 and ceases being effective starting 7/1/2008 and then the Company allows the registration to cease to be effective for a period of seven months. Liquidated damages associated with the cessation of effectiveness is capped at $375,000; For more details see Registration Rights Agreement Section 2.01-2.02.

Net Proceeds to the Company of the Convertible Note	$9,350,000
(Based on the sale of the Convertible Note in the amount of $10,000,000)

Total payments to selling shareholders during first year -
Interest Payments	$850,000
Actual liquidated damages	$-

Net Proceeds to the Company of the Convertible Note	$7,638,500
(Based on the sale of the Convertible Notes in the amount of 8,100,000)

Total payments to selling shareholders during first year -
Interest Payments	$688,500
Potential liquidated damages	$250,594

Table #2 - page 2 of 7

Table #3

Selling Shareholder of Affiliate	Date of Sale	Market price underlying security on date of sale(1)	Conversion price on date of sale	Amount of shares underlying convertible note	Combined Market Price of underlying shares	Combined Conversion/ Exercise price	Total possible discount to market price
RCH Petro Investors, LP	2/1/2007	$1.00	$1.00	10,000,000	$10,000,000	$10,000,000	None
Ironman PI Fund (QP), LP	11/9/2007	$0.94	$1.05	2,857,143	$2,685,714	$3,000,000	None
Wellington Trust Company - Client ID 9537	11/9/2007	$0.94	$1.05	280,952	$264,095	$295,000	None
Wellington Trust Company - Client ID 0611	11/9/2007	$0.94	$1.05	2,100,000	$1,974,000	$2,205,000	None
CrossCap Partners, LP	11/9/2007	$0.94	$1.05	94,235	$88,581	$98,947	None
CrossCap Partners Enhanced, LP	11/9/2007	$0.94	$1.05	858,146	$806,657	$901,053	None
William C. O'Malley	11/9/2007	$0.94	$1.05	952,381	$895,238	$1,000,000	None
J. Burke O' Malley	11/9/2007	$0.94	$1.05	95,238	$89,524	$100,000	None
Leo E. Stec	11/9/2007	$0.94	$1.05	95,238	$89,524	$100,000	None
Van G. Bohn	11/9/2007	$0.94	$1.05	95,238	$89,524	$100,000	None
John W. and Katrina P. Koons	11/9/2007	$0.94	$1.05	95,238	$89,524	$100,000	None
Gutierrez Holding, LP	11/9/2007	$0.94	$1.05	95,238	$89,524	$100,000	None
Jerry C. Dearing	11/9/2007	$0.94	$1.05	95,238	$89,524	$100,000	None

(1) Used the closing price of the PTSG common stock on that particular date

Table #3 - page 3 of 7

Table #4

Selling Shareholder of Affiliate	Date of Sale	Market price underlying security on date of sale(1)	Exercise price on date of sale	Amount of shares underlying warrant	Combined Market Price of underlying shares	Combined Exercise price	Total possible discount to market price
L. Zachary Landry	2/3/2006	$1.55	$2.00	178,572	$276,786	$357,143	None
John T, Raymond	2/3/2006	$1.55	$2.00	214,286	$332,143	$428,571	None
Jacob and Sherry Landry	2/3/2006	$1.55	$2.00	142,857	$221,429	$285,714	None
Dr. Stanley Jones	2/3/2006	$1.55	$2.00	35,714	$55,357	$71,429	None
William O'Malley	2/3/2006	$1.55	$2.00	71,429	$110,715	$142,858	None
Navitas Fund, LP	2/3/2006	$1.55	$2.00	178,571	$276,786	$357,143	None
James W Aston III	2/3/2006	$1.55	$2.00	17,857	$27,679	$35,714	None
David E Brown	2/3/2006	$1.55	$2.00	17,857	$27,679	$35,714	None
Colt Ventures Ltd	2/3/2006	$1.55	$2.00	107,143	$166,072	$214,286	None

William C O'Malley	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
Mark Haet	11/29/2006	$0.51	$0.92	40,000	$20,400	$36,800	None
ALB Private Investments, LLC	11/29/2006	$0.51	$0.92	200,000	$102,000	$184,000	None
Francis A. Mylnarczyk	11/29/2006	$0.51	$0.92	200,000	$102,000	$184,000	None
David Giannini and Elizabeth Marsiniak	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
First State Investments Global Resources Long Short Fund Limited	11/29/2006	$0.51	$0.92	2,940,000	$1,499,400	$2,704,800	None
Colonial First State Wholesale Global Resources Long Short Fund	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
First State Investments Global Energy Long Short Master Fund	11/29/2006	$0.51	$0.92	401,000	$204,510	$368,920	None
Colonial First State Wholesale Global Energy Long Short Fund	11/29/2006	$0.51	$0.92	159,000	$81,090	$146,280	None
CHLG Funding	11/29/2006	$0.51	$0.92	500,000	$255,000	$460,000	None
Braeburn Special Opportunities Fund	11/29/2006	$0.51	$0.92	250,000	$127,500	$230,000	None
Braeburn Special Opportunities Fund 2	11/29/2006	$0.51	$0.92	250,000	$127,500	$230,000	None

RCH Petro Investors, LP	2/7/2007	$1.00	$1.40	5,000,000	$5,000,000	$7,000,000	None

Ironman PI Fund (QP), LP	11/9/2007	$0.94	$1.50	714,286	$671,429	$1,071,429	None
Wellington Trust Company - Client ID 9537	11/9/2007	$0.94	$1.50	70,238	$66,024	$105,357	None
Wellington Trust Company - Client ID 0611	11/9/2007	$0.94	$1.50	525,000	$493,500	$787,500	None
CrossCap Partners, LP	11/9/2007	$0.94	$1.50	23,559	$22,145	$35,339	None
CrossCap Partners Enhanced, LP	11/9/2007	$0.94	$1.50	214,536	$201,664	$321,804	None
William C. O'Malley	11/9/2007	$0.94	$1.50	238,095	$223,809	$357,143	None
J. Burke O' Malley	11/9/2007	$0.94	$1.50	23,810	$22,381	$35,715	None
Leo E. Stec	11/9/2007	$0.94	$1.50	23,810	$22,381	$35,715	None
Van G. Bohn	11/9/2007	$0.94	$1.50	23,810	$22,381	$35,715	None
John W. and Katrina P. Koons	11/9/2007	$0.94	$1.50	23,810	$22,381	$35,715	None
Gutierrez Holding, LP	11/9/2007	$0.94	$1.50	23,810	$22,381	$35,715	None
Jerry C. Dearing	11/9/2007	$0.94	$1.50	23,810	$22,381	$35,715	None

(1) Used the closing price of the PTSG common stock on that particular date

Table #4 - page 4 of 7

Table #5

Gross Proceeds	$18,100,000

Total possible payments to be made by issuer -as per Comment #2 (1)	$(7,102,000)

Net Proceeds to Issuer (1)	$10,998,000

Combined total possible profit	None

Percentage of total possible payments divided by the net proceeds (2)	41.80%

Percentage average over the term of the Convertible Notes	13.93%

(1) This amount assumes (i) no conversion of the Convertible Note at any time, (ii) payment of the maximum amount of liquidated damages and (iii) the Company does not elect to redeem the Convertible Note.

(2) Based on net proceeds of $9,350,000 for the February 2007 note and $7,638,500 for the November 2007 note

Table #5 - page 5 of 7

Table #6

Selling Shareholder	Date	Type of Security	# shares outstanding prior to transaction	# shares outstanding prior to transaction not held by affiliates or selling shareholders	# of shares issued to selling shareholder in connection with the transaction	% of total issued and outstanding issued in the transaction	Market price per share of securities subject to the transaction prior to the transaction	Current market price per share of the class of securities subject to the transaction (1)

CHLG Funding	1/12/2004	Common stock	16,836,861	13,124,869	61,538	0.47%	$16.58	$0.72
CHLG Funding	12/23/2004	Common stock	17,728,071	14,334,687	61,538	0.43%	$2.28	$0.72
William C O'Malley	2/3/2006	Common stock	28,497,761	27,277,240	142,858	0.52%	$1.55	$0.72
Lowell Zachary Landry	2/3/2006	Common stock	28,497,761	27,277,240	357,143	1.31%	$1.55	$0.72
John T, Raymond	2/3/2006	Common stock	28,497,761	27,277,240	428,571	1.57%	$1.55	$0.72
Jacob and Sherry Landry	2/3/2006	Common stock	28,497,761	27,277,240	285,714	1.05%	$1.55	$0.72
Dr. Stanley Jones	2/3/2006	Common stock	28,497,761	27,277,240	71,429	0.26%	$1.55	$0.72
Navitas Fund, LP	2/3/2006	Common stock	28,497,761	27,277,240	357,143	1.31%	$1.55	$0.72
James W Aston III	2/3/2006	Common stock	28,497,761	27,277,240	35,714	0.13%	$1.55	$0.72
David E Brown	2/3/2006	Common stock	28,497,761	27,277,240	35,714	0.13%	$1.55	$0.72
Colt Ventures Ltd	2/3/2006	Common stock	28,497,761	27,277,240	214,286	0.79%	$1.55	$0.72
William C O'Malley	2/16/2007	Common stock	37,952,070	29,142,626	57,143	0.20%	$1.39	$0.72
Lowell Zachary Landry	2/16/2007	Common stock	37,952,070	29,142,626	142,857	0.49%	$1.39	$0.72
John T, Raymond	2/16/2007	Common stock	37,952,070	29,142,626	171,429	0.59%	$1.39	$0.72
Jacob and Sherry Landry	2/16/2007	Common stock	37,952,070	29,142,626	114,286	0.39%	$1.39	$0.72
Dr. Stanley Jones	2/16/2007	Common stock	37,952,070	29,142,626	28,571	0.10%	$1.39	$0.72
Navitas Fund, LP	2/16/2007	Common stock	37,952,070	29,142,626	142,857	0.49%	$1.39	$0.72
James W Aston III	2/16/2007	Common stock	37,952,070	29,142,626	14,286	0.05%	$1.39	$0.72
David E Brown	2/16/2007	Common stock	37,952,070	29,142,626	14,286	0.05%	$1.39	$0.72
Colt Ventures Ltd	2/16/2007	Common stock	37,952,070	29,142,626	85,714	0.29%	$1.39	$0.72

Note - Transactions prior to 12/31/04 are subject to 6.5 reverse split
(1) Closing market price on 3/4/08

Table #6 - page 6 of 7

Table #7

# of shares outstanding prior to convertible transaction held by persons other than selling shareholders or affiliates	28,900,102

# of shares registered by selling shareholders or affiliates of selling shareholders in prior registration statements:	11,861,847

# of shares registered by selling shareholders or affiliates of selling shareholders that continue to be held by selling shareholders or affiliates of selling shareholders	11,448,769

# of shares sold in registered resale by selling shareholders or affiliates	413,078

# of shares registered for resale by selling shareholders or affiliates in the current transaction	27,194,058

Table #7 - page 7 of 7